INVEST IN ZESTBLOOM

NFT Marketplace that is cheaper, more secure, and energy-efficient


zestbloom
About Us
Blog
Marketplace
Connect Wallet
Signin / Signup
FIND YOUR TREASURE
Algorand Digital Asset Exchange
Search
Start Collecting
Create an sell media and earn tokens
Buy collections and earn money
Become a diamond collector
Find collaboraters to create epic projects
Video
audio
VIRTUAL REALITY
AUDIOBOOKS
ART
FILM
MUSIC
GRADMA'S RECIPIE BOOK

zestbloom.com Burlington VT

Software | Entertainment | Technology | Sustainability | Blockchains

LEAD INVESTOR



Raymond Brown (Venture Partner GMC)

When I think of companies with massive potential, Zestbloom is one of those companies. Great companies find a need and fill it. Great companies understand the market and how to improve it. In July, Non-Fungible token (NFTs) raked in over $1.2 billion in sales – almost a half of the $2.5 billion cumulative sales volume in the first two quarters of 2021 (Forbes Aug 4, 2021). What is even more impressive is the Zestbloom team. They are very diverse in talent and skill set. This ranges from engineering, developing, algorithm testing engineer, cellular biology, deep learning and blockchain architecture. I have a proven track record of investing early before most people catch on. I have invested in several crypto and fintech businesses that have gone on to raise millions in venture capital. I have very high conviction with my investment in this company. By adding this company to my portfolio, I plan to be part of the journey every step of the way. Join me by investing in one of the most lucrative asset classes of our time.

Invested $10,000 this round

Highlights

1. Built on Algorand, where a transaction uses one nine-millionth of the energy compared with Ethereum.
2. Zestbloom is building towards first-class copyright protection of Digital Media.
3. Streamlining the digital media experience for collectors, and proudly supporting creators.

Our Team



Ryan Farrell Co-Founder

Over fourteen years of professional experience in Software QA, Build and Test Automation, and Cloud Operations seeking to build upon his expertise within the blockchain arena. Ryan is the Principal Investigator for the ZestBloom project.

We wanted to design an NFT marketplace with the artist in mind, that was more user-friendly. We also wanted to do something that was environmentally friendly & had no transaction fees.



Jasmine I Farrell Co-Founder

President of ZestBloom, Inc. Front End Developer, and UI/UX Developer. BS in Cellular Molecular Biology from HSU. Cert. in C++, Cert. Admin. III, & iOS dev. Developed modeling design for the Cori-cray Supercomputers a



Evan Maltz Co-Founder

UCLA P.h.D. candidate, expertise in deep learning, and information theory to study how gene expression influences cellular behaviors. And in developing custom models using TensorFlow to solve challenges in high-dimensional biological and medical data.



Arivazhagan Krishnamoorthy Blockchain Architect

Fourteen years of professional experience in all phases of SDLC involving requirement analysis, design, development, testing, implementation and maintenance of application software including Enterprise environment, & distributed n-tier architecture

Pitch


zestbloom
People like collecting, trading and sharing creations and Artists deserve revenue for their work.
NFTs offer a new way to monetize digital assets by enabling decentralized, algorithmic intellectual property solutions.
An opportunity exists on Algorand Blockchain to provide an energy efficient NFT marketplace that is engaging, easy to use and designed to reward creators.
3


Designed by Artists for Artists
zestbloom
About Us
Blog
Marketplace
Connect Wallet
Signin / Signup
FIND YOUR TREASURE
Algorand Digital Asset Exchange
Start Collecting
Create an sell media and earn tokens
Buy collections and earn money
Become a diamond collector
Find collaborators to create epic projects
VIRTUAL REALITY
AUDIOBOOKS
ART
FILM
MUSIC
GRADMA'S RECIPE BOOK
4


Features
Content-based search
Copyright-backed
Piracy Protection
$USD payments
Fractionalization
Community tokens
Collaborations
Resales
Multimedia player
Disrupting NFT Marketplaces
Average energy consumption per transaction (April 2021)
*Algorand's transactions are all final
1000
750
500
250
0
930
70
0,000008
Bitcoin
Ethereum
Algorand (4k Validators)
[kWh/txn]
Algorand
4k TPS (now)
4.5s txn time
~$0.001 txn fee
Carbon-negative*
* https://www.algorand.com/resources/algorand-announcements/carbon_negative_announcement


zestbloom
SEPT '21
MVP Launch
NOV '21
Fractionalization
FEB '22
Search engine
STEP 01
STEP 02
STEP 03
STEP 04
STEP 05
OCT '21
Content Protection
DEC '21
Virtual Galleries
Timeline
9

Forward-looking projections cannot be guaranteed.

NFTs as Community Yielding Assets

$$

Commissions
- 15% primary sales
- 4% secondary sales

Asset re-sales pay 10% royalties to original creator

Community investment through fractions

Digital NFT Gallery – NFT's on display at the Galleries



Digital Gallery Media Wallet – NFT gallery music player


Your Frequent Plays
Recently Played

Real World Asset with NFT's historical Certificate



Zao Wou-Ki
Zitterlein

QR code with a fluorescent ink

NFT Events – Real World NFT Event Pass given during a concert



Virtual Exhibit Gallery – NFT's displayed purchased by the Collectors



Digital NFT Gallery – NFT's on display at the Galleries

Digital Gallery Media Wallet – NFT gallery music player



Where we are now

- Our Coming Soon Website is online (www.zestbloom.com); we are collecting artists in preparation for launch.
- Application UI/UX look and feel is developed.
- Our core development and management team in place
- App development support team hired full-time to support build

Use of Funds

Servers and Security Equipment for Traffic


Two Admin Security Developers
Frontend Developer
Backend Developer
Marketing

Pro-Forma Financials and project plan available upon request